Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of

September 20, 2006

by and among

CRDENTIA CORP.,

iVOW ACQUISITION CORP.,

and

iVOW, INC.

i

ii

EXHIBITS

Exhibit A - Form of Affiliate Letter

Exhibit B – Form of Voting Agreement of Parent

Exhibit C – Form of Voting Agreement of the Company

Exhibit D – Form of Tax Representation Letter of Parent

Exhibit E – Form of Tax Representation Letter of the Company

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of September 20, 2006 (the “Signing Date”), by and among Crdentia Corp., a Delaware corporation (“Parent”), iVOW Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and iVOW, Inc., a Delaware corporation (the “Company”).

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of Section 368(a) of the Code; and

WHEREAS, certain capitalized terms used herein are defined in Section 8.03;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01           The Merger.  Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into the Company at the Effective Time.  Following the Effective Time, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.02           Closing.  The closing of the Merger (the “Closing”) shall take place on the fifth Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the satisfaction or, to the extent provided by Law and this Agreement, waiver of those conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”).  The Closing shall be held at the offices of Morrison & Foerster LLP, 12531 High Bluff Drive, Suite 100, San Diego, California 92130, unless another place is agreed to in writing by the parties hereto.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.03           Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 1.04           Certificate of Incorporation of the Surviving Corporation.  The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein, by the DGCL or by applicable Law, except that Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows:  “The name of the corporation shall be iVOW, Inc.”

Section 1.05           Bylaws of the Surviving Corporation.  At and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until amended as provided therein, by the DGCL or by applicable Law.

Section 1.06           Directors and Officers of the Surviving Corporation.

(a)           The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

(b)           The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the Surviving Corporation or as otherwise provided by Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF
THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.01           Conversion of Securities.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any capital stock of Merger Sub:

(i)            Subject to this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares referred to in Section 2.03) shall be converted into the right to receive that number of shares of common stock of Parent, par value $0.0001 per share (“Parent Common Stock”), equal to the number obtained by dividing:

(A)          that number of shares of Parent Common Stock obtained by dividing (x) $3,500,000, subject to adjustment as provided in Section 2.02, by (y) the average of the closing sale prices for Parent Common Stock for each of the twenty (20) consecutive trading days ending the second complete trading day prior to the Effective Time, as reported on the OTC Bulletin Board, (the “Merger Consideration”); by

(B)           the total number of shares of Company Common Stock issued and outstanding at the Effective Time;

such quotient to be referred to as the “Exchange Ratio”, and to be payable upon the surrender of the Certificates (as defined in Section 2.04(b)).

(ii)           From and after the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a Certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive, upon surrender of such Certificate in accordance with Section 2.04, the Merger Consideration pursuant to this Section 2.01(a), any cash in lieu of fractional shares payable pursuant to Section 2.04(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.04(c), without interest.

(iii)          All shares of Company Common Stock that are held by the Company as treasury shares or owned by Parent or any wholly-owned Subsidiary of Parent, in each case, immediately prior to the Effective Time, shall be cancelled and retired and shall cease to exist, and no cash, securities of Parent or other consideration shall be delivered in exchange therefor.

Section 2.02           Adjustment to Merger Consideration.  The Merger Consideration shall be reduced by (i) the amount of all outstanding bank and financing debt of the Company recorded on the Company’s balance sheet as of the Signing Date and assumed by Parent at the Effective Time (the “Assumed Debt”), (ii) the value of any Uncollected Accounts Receivable, and (iii) the value of any Surviving Warrants, as calculated based on the Black-Scholes option pricing model.  In the event that the Merger Consideration is adjusted as provided for in this Section 2.02, all references in this Agreement to the “Merger Consideration” shall refer to the Merger Consideration as adjusted in this Section 2.02 except as may otherwise be specified herein.

Section 2.03           Dissenting Stockholders.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by a holder thereof who shall not have voted to adopt this Agreement and who properly exercises and perfects appraisal rights for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted as described in Section 2.01(a) but shall be converted into the right to receive such consideration as may be determined to be due pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL, the right of such holder to such appraisal of its shares of Company Common Stock shall cease and such shares of Company Common Stock shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration to which any such holder is entitled pursuant to Section 2.01(a), any cash in lieu of fractional shares payable to any such holder pursuant to Section 2.04(e) and any dividends or other distributions to which any such holder is entitled pursuant to Section 2.04(c).  The Company shall give Parent (a) prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct in compliance with all applicable Laws all negotiations and proceedings with respect to demands for appraisals under the DGCL; provided, that any definitive actions taken by the Company at the direction of Parent in respect of any such negotiations and proceedings may be conditioned upon occurrence of the Effective Time.  The Company shall not, except with prior written consent of Parent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle, or settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or (iv) agree to do any of the foregoing.

Section 2.04           Exchange of Certificates.

(a)           As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent certificates representing a number of shares of Parent Common Stock equal to the Exchange Ratio multiplied by the number of outstanding shares of Company Common Stock held by holders of record other than Parent, Merger Sub or any wholly-owned Subsidiary of Parent or Merger Sub, rounded down to the nearest whole number.  For purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock.  Parent further agrees to provide to the Exchange Agent, from time to time as needed, immediately available funds sufficient to pay cash in lieu of fractional shares pursuant to Section 2.04(e) and any dividends and other distributions pursuant to Section 2.04(c).  Any cash and certificates representing Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”  The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid per share of Company Common Stock pursuant to Section 2.01 out of the Exchange Fund.  Except as contemplated by Sections 2.04(c) and 2.04(e) hereof, the Exchange Fund shall not be used for any other purpose.

(b)           Promptly (and in any event within five (5) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate formerly representing Company Common Stock (a “Certificate”), other than Parent or Merger Sub or any wholly-owned Subsidiary of Parent or Merger Sub, (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, which letter shall be in customary form and (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration.  Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.01(a)(i) (after taking into account all shares of Company Common Stock then held by such holder) and/or (B) a check in the amount equal to the cash that such holder has the right to receive with respect to any fractional shares of Parent Common Stock pursuant to Section 2.04(e) and dividends and other distributions pursuant to Section 2.04(c), if any, and the Certificate so surrendered shall forthwith be canceled.  No interest will be paid or will accrue on any cash payable pursuant to Section 2.04(c) or Section 2.04(e).  In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid with respect to such Company Common Stock to such a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent in accordance with this Section 2.04(b), accompanied by all documents required to evidence and effect such transfer and evidence that any applicable stock transfer taxes have been paid.

(c)           No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock, with a record date after the Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.04(e), unless and until the holder of such Certificate shall surrender such Certificate in accordance with Section 2.04(b).  Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.04(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

(d)           The Merger Consideration delivered upon surrender of the Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 2.04(c) or Section 2.04(e)) shall be deemed to have been paid in full satisfaction of all rights pertaining to such share of Company Common Stock.

(e)           No certificates or scrip representing fractional shares of Parent Common Stock, or book-entry credit of the same, shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.  For purposes of this Section 2.04(e), all fractional shares to which a single record holder would be entitled shall be aggregated and calculations shall be rounded to the fourth decimal point.  In lieu of any such fractional share of Parent Common Stock, each holder of Company Common Stock otherwise entitled to a fraction of a share of Parent Common Stock will be entitled to receive from the Exchange Agent a cash payment in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) an amount equal to the average of the closing sale prices for Parent Common Stock on the OTC Bulletin Board, for each of the twenty (20) consecutive trading days ending with the second complete trading day prior to the Effective Time.

(f)            Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.04(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.

(g)           Neither Parent, Merger Sub, the Surviving Corporation, the Exchange Agent nor the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(h)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.

(i)            Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment.  To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

(j)            The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis.  Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.04(f).  In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

Section 2.05           Stock Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company.  From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by Law.  On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent, for any reason, in accordance with Section 2.04(b), shall be canceled against delivery of the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificates, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.04(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.04(c), in each case, without any interest thereon.

Section 2.06           Stock Options.  Immediately prior to the Effective Time and without any action on the part of the parties hereto (except as provided in Section 2.09), each unexercised and unexpired stock option that is then outstanding under the Company 1997 Stock Option/Stock Issuance Plan, as amended (the “Company Option Plan”), whether vested or unvested (the “Company Stock Options”), shall automatically become fully vested and exercisable for all of the shares of Company Common Stock at the time subject to such Company Stock Option, and may be exercised for any or all of those shares as fully vested shares.  Each such Company Stock Option that has not been exercised immediately prior to the Effective Time of the Merger shall be terminated and cancelled by the Company and shall be of no further force or effect.

Section 2.07           Stock Rights.  Immediately prior to the Effective Time and without any action on the part of the parties hereto (except as provided in Section 2.09), each outstanding repurchase and/or cancellation right under the stock issuance program (“Company Stock Rights”) of the Company Option Plan, shall automatically terminate and all of the shares of Company Common Stock at the time subject to those terminated rights shall immediately vest in full.  All shares of Company Common Stock issued in connection with the termination and/or cancellation of Company Stock Rights shall be, at the Effective Time, converted into the right to receive the Merger Consideration in accordance with, and pursuant to, the terms and conditions of this Agreement.

Section 2.08           Warrants.  The Company shall use reasonable efforts and take all actions reasonably intended to provide that each outstanding warrant to purchase Company Common Stock (“Company Warrant”) shall have been terminated or exercised immediately prior to the Effective Time.  Company Warrants held by warrant holders who do not so agree to have such warrants exercised or cancelled prior to the Effective Time, and which survive the Merger pursuant to their express terms (the “Surviving Warrants”), shall be assumed by Parent, and the value of such Surviving Warrants shall reduce the Merger Consideration as provided in Section 2.02 above.

Section 2.09           Further Actions.  Prior to the Effective Time, and subject to the review and approval of Parent, the Company shall take all actions necessary to effect the transactions anticipated by Section 2.06 and Section 2.07 hereof under the Company Option Plan and all Company Stock Option and Company Stock Right agreements and any other plan or arrangement of the Company (whether written or oral, formal or informal).  No later than the mailing date for the Joint Proxy Statement, the Company shall notify the holders of Company Stock Options and Company Stock Rights, which notice shall be in compliance with the terms of the Company Option Plan and such Company Stock Options and Company Stock Rights, that such Company Stock Options will be cancelled and such Company Stock Rights will be accelerated at or prior to the Effective Time in the manner set forth in Section 2.06 and Section 2.07 hereof, and that the holders of such Company Stock Options may exercise any such Company Stock Options in compliance with the terms provided in the Company Option Plan and the relevant Company Stock Option agreement governing the exercise thereof.  Materials to be submitted to the holders of Company Stock Options and Company Stock Rights in connection with the notice required under this Section 2.09 shall be subject to review and approval by Parent.  The Company shall take all appropriate or necessary steps to effect the termination of the Company Option Plan as of the Effective Time.

Section 2.10           Employee Stock Purchase Plan.  Immediately prior to the Effective Time and without any action on the part of the parties hereto, each outstanding purchase right (“Company Purchase Rights”) under the Company’s 1997 Employee Stock Purchase Plan, as amended (the “Company ESPP”) shall automatically be exercised at that time in accordance with the provisions of Section VII.G of the Company ESPP.  In addition, following the Effective Time, no Company Purchase Rights will be issued and outstanding.  Conditioned upon the occurrence of the Closing, (i) the Company ESPP will be terminated no later than the Effective Time and (ii) the Company ESPP will be suspended as of the Signing Date and no additional offering periods shall commence on or after the Signing Date.  The Company shall use its best efforts to provide participants in the Company ESPP with at least ten (10) days notice of the actions to be taken under this Section 2.10, with such notice subject to the review and approval of Parent.  The Company shall deliver to Parent prior to the Effective Time sufficient evidence that the Company ESPP will be terminated no later than the Effective Time.  In addition, prior to the Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company ESPP and the terms of any offering period(s) commencing prior to the Effective Time) that are necessary to provide that, as of the Effective Time, participants and former participants in the Company ESPP shall cease to have any right or interest thereunder.  Notwithstanding the foregoing, all actions taken and all amendments made pursuant to this Section 2.10 shall be taken or made in compliance with Sections 423 and 424 of the Code and so as not to result in a “modification” under such sections.  All shares of Company Common Stock issued in connection with the exercise of the Company Purchase Rights shall be, at the Effective Time, converted into the right to receive the Merger Consideration in accordance with, and pursuant to, the terms and conditions of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent that except as set forth in the Company SEC Documents or the disclosure letter dated as of the date hereof delivered by the Company to Parent (the “Company Disclosure Letter”):

Section 3.01           Organization and Qualification.  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted.  The Company is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  True, accurate and complete copies of the certificate of incorporation and bylaws of the Company, in each case, as amended and in effect on the date hereof, including all amendments thereto, have heretofore been filed with the SEC or delivered to Parent.

Section 3.02           Capitalization.

(a)           The authorized capital stock of the Company consists of 70,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  As of September 20, 2006, (i) 3,474,865 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued or outstanding, (iii) no shares of Company Common Stock were held in the treasury of the Company, (iv) 523,039 shares of Company Common Stock were reserved for issuance upon exercise of Company Stock Options issued and outstanding and (v) 91,706 shares of Company Common Stock were authorized and reserved for future issuance pursuant to the Company Option Plans (other than shares of Company Common Stock authorized and reserved for future issuance under the Company ESPP and upon exercise of Company Stock Options issued and outstanding).  Each issued and outstanding share of capital stock of the Company is, and each share of Company Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  Since September 5, 2006 through the date hereof, except as permitted by this Agreement, (i) no shares of Company Common Stock have been issued, except in connection with the exercise of Company Stock Options issued and outstanding and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of the Company have been issued, granted or made.

(b)           Except for Company Stock Options issued and outstanding, as of the date hereof, there are no outstanding Company Purchase Rights, subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating the

Company or any Subsidiary of the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Common Stock or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such agreement or commitment.  As of the date hereof, there are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock or other equity interests of any Subsidiary of the Company or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Subsidiary.  There are no outstanding stock appreciation rights or similar derivative securities or rights of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.  There are no voting trusts, irrevocable proxies or other agreements or understandings to which the Company or any Subsidiary of the Company is a party or is bound with respect to the voting of any shares of Company Common Stock.  The Company has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired).  Neither the Company nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.

(c)           The Company has previously made available to Parent complete and correct copies of the Company Option Plans and the Company ESPP.  As of the date hereof, there are no shares of restricted stock of the Company and no Company Purchase Rights outstanding.

Section 3.03           Subsidiaries.  Each Subsidiary of the Company is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of the Company is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.  All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by the Company.  There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement.  The Company has no material investment in any entity other than its Subsidiaries.

Section 3.04           Authority; Non-Contravention; Approvals.

(a)           The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval in connection with this Agreement and the Merger, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than the approval and adoption of this Agreement and the Merger by the affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The affirmative vote of the holders of a majority of the outstanding Company Common Stock entitled to vote at a duly called and held meeting of the Company’s stockholders is the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”).

(b)           At a meeting duly called and held on September 20, 2006, the Board of Directors of the Company unanimously (i) determined that this Agreement and the other transactions contemplated hereby, including the Merger, are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend approval and adoption of this Agreement and the Merger by the Company’s stockholders.  The actions taken by the Board of Directors of the Company constitute approval of the Merger, this Agreement and the other transactions contemplated hereby by the Board of Directors of the Company under the provisions of Section 203 of the DGCL such that the restrictions on “business combinations” as set forth in Section 203 of the DGCL do not apply to this Agreement or the transactions contemplated hereby.  No other takeover statute or other similar statute or regulation relating to the Company is applicable to the Merger or the transactions contemplated by this Agreement.  With the exception of MedCap Partners L.P. and its affiliates, and without giving effect to the execution of this Agreement, neither the Company nor any affiliate or associate of the Company is, or has been during the last three years, an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.

(c)           The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of the Company or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Company Required Statutory Approvals and the Company Stockholder Approval, or (iii) any Company Permit or Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

(d)           Except for (i) the applicable requirements of the Exchange Act, (ii) the filing of the Certificate of Merger and (iii) any required filings under the rules and regulations of the Nasdaq Capital Market (the filings and approvals referred to in clauses (i) through (iii) collectively, the “Company Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

Section 3.05           Reports and Financial Statements.

(a)           Since January 1, 2001, the Company has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Company SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder.  As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and to the Knowledge of the Company, the statements contained in such certifications are true and correct.  For purposes of this Section 3.05(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(c)           Section 3.05(c) of the Company Disclosure Letter fairly presents a complete and accurate account of the Company’s cash, accounts receivables and accounts payable as of the Signing Date.  The consolidated financial statements of the Company included in the Company SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material).  The books and records of the Company and its Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other of the Company SEC Documents.

(e)           The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)            The Company has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of the Company to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder.  The Company’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(g)           Except as otherwise disclosed in the Company SEC Documents, since December 31, 2000, the Company has not received from its independent auditors any oral or written notification of a (x) ”reportable condition” or (y) ”material weakness” in the Company’s internal controls.  For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

Section 3.06           Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2005 (the “Company 10-K”) or the Company’s Form 10-Q for the period ended June 30, 2006 (the “Company 10-Q”), neither the Company nor any of its Subsidiaries has as of the date hereof any Liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except Liabilities, obligations or contingencies (a) which were incurred in the ordinary course of business and consistent with past practices, (b) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company or (c) which are of a nature not required to be reflected in the consolidated financial statements of the Company and its Subsidiaries prepared in accordance with GAAP consistently applied.

Section 3.07           Litigation.  Except as disclosed in the Company SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the Knowledge of the Company, threatened in writing against, which relate to or affect the Company or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.  As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.  There has not, within the last four years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by the Company, the Board of Directors of the Company (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 3.08           Registration Statement, Etc.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Registration Statement to be filed by Parent with the SEC to register the shares of Parent Common Stock to be issued in the Merger (the “Registration Statement”), (b) the Joint Proxy Statement/Prospectus (the “Joint Proxy Statement”) to be mailed to the Company’s stockholders in connection with the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be called to consider this Agreement and to Parent’s stockholders in connection with the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to be called to consider the Share Issuance and (c) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed and at the time such documents become effective or at the time any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and, in the case of the Registration Statement, when it becomes effective or at the time any amendment or supplement thereto becomes effective, will cause the Registration Statement or such supplement or amendment to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or which is necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement, when first mailed to the stockholders of the Company and the stockholders of Parent, or in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting or the time of the Parent Stockholders’ Meeting, will cause the Joint Proxy Statement or any amendment thereof or supplement thereto to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in any such documents based on information supplied by Parent or with respect to information concerning Parent which is incorporated by reference in such documents.

Section 3.09           Compliance with Applicable Law.  The Company and its Subsidiaries are, and have been at all times since January 1, 2001, in compliance with all applicable Laws relating to the Company and its Subsidiaries or their respective businesses, assets or properties, except where the failure to be in compliance with such applicable Law would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.10           Taxes.

(a)           Each of the Company and its Subsidiaries has (i) duly and timely filed with the appropriate Tax authority all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all respects and (ii) paid all Taxes due and owing (whether or not shown due on any Tax Returns), except in each case where the failure to pay such Taxes or the failure of such Tax Returns to be true, correct or complete in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.  Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return nor has the Company or any Subsidiary extended the statute of limitations as to any Tax Return that has not expired as of the date hereof.

(b)           The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Company SEC Documents, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements.  Since the date of the financial statements in the most recent Company SEC Documents, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           No deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Tax authority in writing.  There are no pending or, to the Knowledge of the Company, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of the Company and its Subsidiaries, and there are no matters under discussion with any Tax authority, or known to the Company, with respect to Taxes that are likely to result in a Liability for Taxes with respect to any of the Company and its Subsidiaries.  No issues relating to Taxes of the Company or its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Material Adverse Effect on Taxes in a later taxable period.

(d)           There are no Tax sharing arrangements or similar arrangements (including indemnity arrangements) with respect to or involving any of the Company and its Subsidiaries, and, after the Closing Date, none of the Company and its Subsidiaries shall be bound by any such Tax sharing arrangements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.

(e)           Except for the affiliated group of which the Company is the common parent, each of the Company and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return.  Neither the Company nor any of its Subsidiaries has Liability for the Taxes of any Person other than the Company and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f)            Neither the Company nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

(g)           The transactions contemplated by this Agreement will not result in the payment or series of payments by the Company to any person of a “parachute payment” within the meaning of Section 280G of the Code, or any other similar payment, which is not deductible for federal, state, local or foreign Tax purposes.  Additionally, there is no arrangement or agreement to which the Company is a party, including provisions of this Agreement which, individually or collectively, (i) could give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of Section 280G of the Code, (ii) is subject to Section 409A of the Code, or (iii) could require Parent or any affiliate of Parent to gross up a payment to any employee or other service provider of the Company for tax related payments or cause an excise or additional tax under Section 409A and/or Section 4999 of the Code.

Section 3.11           Employee Benefit Plans; ERISA.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries have complied, and are now in compliance, with all provisions of all laws and regulations applicable to Company Benefit Plans and each Company Benefit Plan has been administered in accordance with its terms, including the making of all required contributions and the reflection by the Company of all required accruals on its financial statements; (ii) no event or condition exists which would reasonably be expected to subject the Company or any of its Subsidiaries to Liability in connection with the Company Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course; and (iii) there are no pending or, to the Company’s Knowledge, threatened Actions (other than claims for benefits in the ordinary course) relating to Company Benefit Plans which have been asserted or instituted and which would reasonably be expected to result in any Liability of the Company or any of its Subsidiaries.

(b)           No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.  No Company Benefit Plan or Company ERISA Affiliate Plan is, or has ever been, a Multiemployer Plan.  Any Company Benefit Plan which is intended to be qualified under Section 401(a) of the Code has, to the extent applicable, received a determination letter from the IRS evidencing such qualification.

Section 3.12           Opinion of Financial Advisor.  The Company’s financial advisor, B. Mason Flemming & Co., Inc. (the “Company Financial Advisor”), has delivered to the Company’s Board of Directors an oral opinion, to be confirmed in writing, to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Section 3.13           Brokers and Finders.  The Company and its Subsidiaries have not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of the Company or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby, other than fees payable to the Company Financial Advisor.  The Company has delivered to Parent a true and complete copy of the engagement letter between the Company and the Company Financial Advisor.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that except as set forth in the Parent SEC Documents or the disclosure letter dated as of the date hereof delivered by Parent to the Company (the “Parent Disclosure Letter”):

Section 4.01           Organization and Qualification.  Parent is a corporation duly organized and validly existing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted.  Parent is qualified to transact business and, where applicable, is in good standing in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  True, accurate and complete copies of the certificate of incorporation and bylaws of Parent, in each case, as amended and in effect on the date hereof, including all amendments thereto, have heretofore been filed with the SEC or delivered to the Company.

Section 4.02           Capitalization.

(a)           The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock, par value $0.0001, and 10,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”).  As of September 20, 2006, (i) 14,329,966 shares of Parent Common Stock were issued and outstanding, (ii) 107,641 shares of Parent Common Stock were held in the treasury of Parent, (iii) 820,565 shares of Parent Common Stock were reserved for issuance upon exercise of Parent Stock Options issued and outstanding, (iv) 843,333 shares of Parent Common Stock were subject to outstanding convertible debt (the “Convertible Debentures”), (v) 90,578 shares of Parent Common Stock were authorized and reserved for future issuance pursuant to the Parent Stock Plans (other than shares of Parent Common Stock Authorized and reserved for future issuance upon exercise of Parent Stock Options issued and outstanding), and (vi) no shares of Parent Preferred Stock were issued and outstanding.  Each issued and outstanding share of capital stock of Parent is, and each share of Parent Common Stock reserved for issuance as specified above will be, upon issuance on the terms and conditions specified in the instruments pursuant to which it is issuable, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  Since September 5, 2006 through the date hereof, except as permitted by this Agreement, (i) no shares of Parent Common Stock have been issued, except in connection with the exercise of Parent Stock Options issued and outstanding and (ii) no options, warrants, securities convertible into, or commitments with respect to the issuance of, shares of capital stock of Parent have been issued, granted or made.

(b)           Except for Parent Stock Options issued and outstanding and the Convertible Debentures, as of the date hereof, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Parent or any Subsidiary of Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Parent Common Stock or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such agreement or commitment.  As of the date hereof, there are no obligations, contingent or otherwise, of Parent to (i) repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock or other equity interests of any Subsidiary of Parent or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person other than a Subsidiary.  There are no outstanding stock appreciation rights or similar derivative securities or rights of Parent or any of its Subsidiaries.  There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.  There are no voting trusts, irrevocable proxies or other agreements or understandings to which Parent or any Subsidiary of Parent is a party or is bound with respect to the voting of any shares of Parent Common Stock.  Parent has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any Person (except rights which have terminated or expired).  Neither Parent nor any of its Subsidiaries has any outstanding obligations in respect of prior acquisitions of businesses to pay, in the form of securities, cash or other property, any portion of the consideration payable to the seller or sellers in such transaction.

Section 4.03           Subsidiaries.  Each Subsidiary of Parent is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease, license and operate its assets and properties and to carry on its business as it is now being conducted, and each Subsidiary of Parent is qualified to transact business, and is in good standing, in each jurisdiction in which the properties owned, leased, licensed or operated by it or the nature of the business conducted by it makes such qualification necessary, except in all cases as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  All of the outstanding shares of capital stock or other equity interests of each Subsidiary of Parent are validly issued, fully paid, nonassessable and free of preemptive rights and are owned directly or indirectly by Parent.  There are no subscriptions, options, warrants, voting trusts, proxies or other commitments, understandings, restrictions or arrangements relating to the issuance, sale, voting or transfer of any shares of capital stock or other equity interests of any Subsidiary of Parent, including any right of conversion or exchange under any outstanding security, instrument or agreement.  Parent has no material investment in any entity other than its Subsidiaries.

Section 4.04           Authority; Non-Contravention; Approvals.

(a)           Parent has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining necessary stockholder approval in connection with this Agreement and the Merger, to consummate the Merger and the other transactions contemplated by this Agreement.  The execution, delivery and performance by Parent of this Agreement, and the consummation by Parent of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement (other than the approval of the Share Issuance by Parent’s stockholders and the filing and recordation of appropriate merger documents as required by the DGCL and approval of this Agreement by Parent as the sole stockholder of Merger Sub (which approval of Parent shall be obtained promptly after the date hereof)).  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting the rights and remedies of creditors generally and the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).  The affirmative vote of the holders of a majority of the outstanding Parent Common Stock entitled to vote at a duly called and held meeting of the Company’s stockholders is the only vote of the holders of capital stock of the Company necessary to approve and adopt this Agreement and the Merger (the “Parent Stockholder Approval”).

(b)           At a meeting duly called and held on September 14, 2006, the Board of Directors of Parent (i) determined that this Agreement and the other transactions contemplated hereby, including the Share Issuance, are advisable and in the best interests of Parent and Parent’s stockholders, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Share Issuance, and (iii) resolved to recommend approval of the Share Issuance by Parent’s stockholders.  No takeover statute or similar statute or regulation relating to Parent is applicable to the Merger or to the transactions contemplated by this Agreement.  With the exception of MedCap Partners L.P. and its affiliates, and without giving effect to the execution of this Agreement, neither Parent nor any affiliate or associate of Parent is, or has been during the last three years, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

(c)           The execution, delivery and performance of this Agreement by Parent and the consummation of the Merger and the other transactions contemplated hereby (including the transactions contemplated by the Financing Commitment Letter) do not and will not violate, conflict with, give rise to the right to modify or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or require any offer to purchase or any prepayment of any debt, or result in the creation of any Lien, security interest or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective certificate of incorporation or bylaws or similar governing documents of Parent or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, subject in the case of consummation, to obtaining the Parent Required Statutory Approvals and the Parent Stockholder Approval, or (iii) any Parent Permit or Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of (ii) and (iii) above, such violations, conflicts, rights to modify, breaches, defaults, terminations, accelerations or creations of Liens, security interests or encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(d)           Except for (i) the applicable requirements of the Exchange Act, (ii) the filing of the Certificate of Merger and (iii) any required filings under the rules and regulations of the Nasdaq Capital Market (the filings and approvals referred to in clauses (i) through (iii) collectively, the “Parent Required Statutory Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger and the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.05           Reports and Financial Statements.

(a)           Since January 1, 2001, Parent has filed with the SEC all material forms, registration statements, prospectuses, reports, schedules and documents (including all exhibits, post-effective amendments and supplements thereto) (the “Parent SEC Documents”) required to be filed by it under each of the Securities Act and the Exchange Act, all of which, as amended if applicable, complied in all material respects as to form with all applicable requirements of the appropriate Act, SOX and the rules and regulations thereunder.  As of their respective dates (taking into account any amendments or supplements filed prior to the date hereof), the Parent SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Documents, and to the Knowledge of Parent, the statements contained in such certifications are true and correct.  For purposes of this Section 4.05(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Neither Parent nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(c)           The consolidated financial statements of Parent included in the Parent SEC Documents comply as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or 8-K or the applicable rules of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which are not material).  The books and records of Parent and its Subsidiaries are maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d)           Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other the Parent SEC Documents.

(e)           Parent maintains a system of internal accounting controls sufficient to provide reasonable assurance that:  (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f)            Parent has in place the “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) required in order for the Chief Executive Officer and Chief Financial Officer of Parent to engage in the review and evaluation process mandated by the Exchange Act and the rules promulgated thereunder.  Parent’s “disclosure controls and procedures” are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports.

(g)           Except as otherwise disclosed in the Parent SEC Documents, since December 31, 2000, Parent has not received from its independent auditors any oral or written notification of a (x) ”reportable condition” or (y) ”material weakness” in Parent’s internal controls.  For purposes of this Agreement, the terms “reportable condition” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards 60, as in effect on the date hereof.

Section 4.06           Absence of Undisclosed Liabilities.  Except as disclosed in the audited financial statements included in Parent’s Form 10-K for the year ended December 31, 2005 (the “Parent 10-K”) or Parent’s Form 10-Q for the period ended June 30, 2006 (the “Parent 10-Q”), neither Parent nor any of its Subsidiaries has as of the date hereof any Liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except Liabilities, obligations or contingencies (a) which were incurred in the ordinary course of business and consistent with past practices, (b) which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or (c) which are of a nature not required to be reflected in the consolidated financial statements of Parent and its Subsidiaries prepared in accordance with GAAP consistently applied

Section 4.07           Litigation.  Except as disclosed in the Parent SEC Documents prior to the date hereof, as of the date hereof, there are no Actions pending, or, to the Knowledge of Parent, threatened in writing against, which relate to or affect Parent or any of its Subsidiaries, before any court or other Governmental Entity or any arbitrator that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any arbitrator which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  There has not, within the last four years, been nor, as of the date hereof, are there any internal investigations or inquiries being conducted by Parent, the Board of Directors of Parent (or any committee thereof) or any other Person at the request of any of the foregoing concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

Section 4.08           Registration Statement, Etc.  None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement, (b) the Joint Proxy Statement and (c) any other documents to be filed with the SEC in connection with the transactions contemplated hereby will, at the respective times such documents are filed and at the time such documents become effective or at the time any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact, or omit to state any material fact required or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; and, in the case of the Registration Statement, when it becomes effective or at the time any amendment or supplement thereto becomes effective, will cause the Registration Statement or such supplement or amendment to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or which is necessary in order to make the statements therein not misleading, or, in the case of the Joint Proxy Statement, when first mailed to the stockholders of Parent and the stockholders of the Company, or in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the Parent Stockholders’ Meeting or the time of the Company Stockholders’ Meeting, will cause the Joint Proxy Statement or any amendment thereof or supplement thereto to contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation is made by Parent with respect to statements made in any such documents based on information supplied by the Company or with respect to information concerning the Company which is incorporated by reference in such documents.

Section 4.09           Taxes.

(a)           Each of Parent and its Subsidiaries has (i) duly and timely filed with the appropriate Tax authority all Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct and complete in all respects and (ii) paid all Taxes due and owing (whether or not shown due on any Tax Returns), except in each case where the failure to pay such Taxes or the failure of such Tax Returns to be true, correct or complete in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.  Neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return nor has Parent or any Subsidiary extended the statute of limitations as to any Tax Return that has not expired as of the date hereof.

(b)           The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Parent SEC Documents, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements.  Since the date of the financial statements in the most recent Parent SEC Documents, neither Parent nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           No deficiencies for Taxes with respect to any of Parent and its Subsidiaries have been set forth or claimed in writing, or proposed or assessed by a Tax authority in writing.  There are no pending or, to the Knowledge of Parent, proposed or threatened audits, investigations, disputes or claims or other actions for or relating to any Liability for Taxes with respect to any of Parent and its Subsidiaries, and there are no matters under discussion with any Tax authority, or known to Parent, with respect to Taxes that are likely to result in a Liability for Taxes with respect to any of Parent and its Subsidiaries.  No issues relating to Taxes of Parent or its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Material Adverse Effect on Taxes in a later taxable period.

(d)           There are no Tax sharing arrangements or similar arrangements (including indemnity arrangements) with respect to or involving any of Parent and its Subsidiaries, and, after the Closing Date, none of Parent and its Subsidiaries shall be bound by any such Tax sharing arrangements or similar arrangements or have any Liability thereunder for amounts due in respect of periods prior to the Closing Date.

(e)           Except for the affiliated group of which Parent is the common parent, each of Parent and its Subsidiaries is not and has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or any group that has filed a combined, consolidated or unitary Tax Return.  Neither Parent nor any of its Subsidiaries has Liability for the Taxes of any Person other than Parent and its Subsidiaries (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(f)            Neither Parent nor any of its Subsidiaries has been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2).

Section 4.10           Employee Benefit Plans; ERISA.

(a)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent: (i) Parent and its Subsidiaries have complied, and are now in compliance, with all provisions of all laws and regulations applicable to Parent Benefit Plans and each Parent Benefit Plan has been administered in accordance with its terms, including the making of all required contributions and the reflection by Parent of all required accruals on its financial statements; (ii) no event or condition exists which would reasonably be expected to subject Parent or any of its Subsidiaries to Liability in connection with the Parent Benefit Plans or any plan, program, or policy sponsored or contributed to by any of their respective ERISA Affiliates other than the provision of benefits thereunder in the ordinary course; and (iii) there are no pending or, to Parent’s Knowledge, threatened Actions (other than claims for benefits in the ordinary course) relating to Parent Benefit Plans which have been asserted or instituted and which would reasonably be expected to result in any Liability of Parent or any of its Subsidiaries.

(b)           No Parent Benefit Plan or Parent ERISA Affiliate Plan is, or has ever been, subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code.  No Parent Benefit Plan or Parent ERISA Affiliate Plan is, or has ever been, a Multiemployer Plan.  Any Parent Benefit Plan which is intended to be qualified under Section 401(a) of the Code has, to the extent applicable, received a determination letter from the IRS evidencing such qualification

Section 4.11           Brokers and Finders.  Parent and its Subsidiaries have not entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of Parent or any of its Subsidiaries to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby.  Parent has delivered to the Company a true and complete copy of the engagement letter between Parent and the Parent Financial Advisor.

Section 4.12           Interim Operations of Merger Sub.  Merger Sub is a direct, wholly-owned subsidiary of Parent formed solely for the purpose of effecting the Merger, and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

ARTICLE V

COVENANTS

Section 5.01           Conduct of Business by the Company Pending the Closing.  As provided for in that certain Interim Management Letter dated of even date herewith by and between the Company and Parent, from the date of this Agreement to the Effective Time the Company shall, and shall cause each of its Subsidiaries to, to transfer the direction and control of the operations of the Company to Parent.

Section 5.02           No Solicitation by the Company.

(a)           After the date hereof and prior to the Effective Time or earlier termination of this Agreement, neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall use  reasonable best efforts to cause its and its Subsidiaries’ attorneys, accountants, investment bankers, financial advisors, agents and other representatives (“Representatives”) not to, directly or indirectly:  (i) solicit, initiate, encourage or induce any inquiry with respect to, or the making, submission or announcement of, a Company Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, a Company Acquisition Proposal (except to disclose the existence of the provisions of this Section 5.02), or (iii) enter into any letter of intent or similar document or any Contract (whether binding or not) contemplating or otherwise relating to a Company Acquisition Proposal.  The Company and its Subsidiaries and their officers, directors and employees will immediately cease, and the Company shall use reasonable best efforts to cause its Representatives to cease, any and all existing discussions or negotiations with a Person with respect to a Company Acquisition Proposal.  The Company shall as soon as practicable demand that each Person which has within the 12 months prior to the date of this

Agreement executed a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Company Acquisition Transaction to immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives to such Person or any of its Affiliates or Subsidiaries or any of its or their Representatives.

(b)           Notwithstanding the provisions of Section 5.02(a), the Company may, in response to an unsolicited, bona fide written Company Acquisition Proposal from a Person (a “Company Potential Acquiror”) which the Company’s Board of Directors determines in good faith, after consultation with a nationally recognized, independent financial advisor and its outside legal counsel, constitutes, or is reasonably likely to result in, a Company Superior Proposal, take the following actions; provided that (x) the Company has first given Parent a written notice that states that the Company has received such Company Acquisition Proposal and otherwise includes the information set forth in Section 5.02(c) (a “Company Superior Proposal Notice”), and (y) such Company Acquisition Proposal was not solicited after the date hereof, was made after the date hereof and did not otherwise result from a breach of this Section 5.02:

(i)            furnish information to the Company Potential Acquiror; provided that (A) prior to furnishing any such information, the Company receives from the Company Potential Acquiror an executed confidentiality agreement containing terms at least as restrictive as the terms contained in the Confidentiality Agreement (a “Competing Confidentiality Agreement”) and (B) contemporaneously with furnishing any such nonpublic information to the Company Potential Acquiror, the Company furnishes such nonpublic information to Parent (or, with respect to any such nonpublic information that has previously been furnished to Parent or its Representatives, a list identifying such nonpublic information delivered to Parent and its Representatives); and

(ii)           participate or engage in discussions or negotiations with the Company Potential Acquiror with respect to such Company Acquisition Proposal.

(c)           As promptly as practicable (and, in any event, within 48 hours) after receipt of a Company Acquisition Proposal or any request for nonpublic information or inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Company Acquisition Proposal, request or inquiry, and the identity of the Person or group making such Company Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Company Acquisition Proposal, request or inquiry.  After receipt of such Company Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of such Company Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Company Acquisition Proposal, request or inquiry.

(d)           For a period of not less than five (5) Business Days after Parent’s receipt of each Company Superior Proposal Notice, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Company Acquisition Proposal that constituted a Company Superior Proposal no longer constitutes a Company Superior Proposal (a “Former Company Superior Proposal”).  The terms and conditions of this Section 5.02 shall again apply to any inquiry or proposal made by any Person who withdraws or materially amends a Company Superior Proposal or who made a Former Company Superior Proposal (after withdrawal or after such time as their proposal is a Former Company Superior Proposal).

(e)           Neither the Company’s Board of Directors nor any committee thereof shall (i) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company’s Board of Directors of this Agreement or the Merger, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar Contract relating to a Company Acquisition Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal.  Notwithstanding anything to the contrary contained in this Agreement, the Company’s Board of Directors or any committee thereof may take any or all of the actions described in (i) and (iii) above (in each case, a “Company Change of Recommendation”) if, prior to receipt of the Company Stockholder Approval:

(w)          The Company’s Board of Directors shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law;

(x)            The Company’s Board of Directors has notified Parent in writing of the determination described in clause (w) above; and

(y)           in the case of any such actions taken in connection with a Company Acquisition Proposal, at least five (5) Business Days following receipt by Parent of the notice required pursuant to clause (x) above, and taking into account any revised proposal made by Parent since receipt of such notice, the Company’s Board of Directors maintains its determination described in clause (w) above.

(f)            Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act.  Without limiting the foregoing, the Company shall not effect a Company Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.02(e).

Section 5.03           Employee Benefits.

(a)           From and after the Effective Time, Company Benefit Plans in effect as of the date of this Agreement shall remain in effect with respect to employees of the Company (or their Subsidiaries), covered by such plans at the Effective Time until such time as Parent shall, subject to applicable Law, the terms of this Agreement and the terms of such plans, adopt new benefit plans with respect to employees of the Company and its Subsidiaries (the “New Benefit Plans”).  Prior to the Effective Time, Parent and the Company shall cooperate in reviewing, evaluating and analyzing Company Benefit Plans with a view towards developing appropriate

New Benefit Plans for the employees covered thereby.  At such time as any New Benefit Plans are implemented, Parent will, and will cause its Subsidiaries to, with respect to all New Benefit Plans, (i) provide each employee of the Company or its Subsidiaries with service or other credit for all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of the Company or its Subsidiaries under any New Benefit Plan that is a welfare plan that such employees may be eligible to participate in after the Effective Time, to the extent that such employee would receive credit for such conditions under the corresponding welfare plan in which any such employee participated immediately prior to the Effective Time, (ii) provide each employee of the Company or its Subsidiaries with credit for any co-payments and deductibles paid in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plan that is a welfare plan that such employees are eligible to participate in after the Effective Time, (iii) provide each employee with credit for all service for purposes of eligibility, vesting and benefit accruals (but not for benefit accruals under any defined benefit pension plan) with the Company and its Subsidiaries, under each employee benefit plan, program, or arrangement of Parent or its Subsidiaries in which such employees are eligible to participate after the Effective Time, and (iv) provide benefits under medical, dental, vision and similar health and welfare plans that are in the aggregate no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries for a period of 12 months following the Effective Time; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.  Notwithstanding anything to the contrary in this Section 5.03, Parent shall have no obligation to provide any credit for service, co-payments, deductibles paid, or for any purpose, unless and until Parent has received such supporting documentation as Parent may reasonably deem to be necessary in order to verify the appropriate credit to be provided.

(b)           If requested by Parent at least seven (7) days prior to the Effective Time, the Company shall terminate any and all Company Benefit Plans intended to qualify under Section 401(k) of the Code, effective not later than the last business day immediately preceding the Effective Time.  In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company’s Board of Directors (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(c)           The foregoing notwithstanding, Parent shall, and shall cause its Subsidiaries to, honor in accordance with their terms all benefits accrued through the Effective Time under Company Benefit Plans or under other contracts, arrangements, commitments, or understandings described in the Company Disclosure Letter.

(d)           Nothing in this Section 5.03 shall be interpreted as preventing Parent from amending, modifying or terminating any of the Company Benefit Plans, or other contracts, arrangements, commitments or understandings, in accordance with their terms and applicable Law.

Section 5.04           Registration Statement; Joint Proxy Statement; Stockholder Meetings; Listing of Shares.

(a)           As soon as is reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC proxy materials which shall constitute the Joint Proxy Statement and Parent shall prepare and file with the SEC the Registration Statement (in which the Joint Proxy Statement will be included as a prospectus).  Each of Parent and the Company shall use its commercially reasonable best efforts to have the Registration Statement declared effective under the Securities Act by the SEC as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby.  Each of Parent and the Company shall use its commercially reasonable best efforts and shall take all commercially reasonable actions required to be taken under any applicable state blue sky or securities Laws in connection with the Share Issuance.  Each party hereto shall furnish all information concerning it and the holders of its capital stock as the other party hereto may reasonably request in connection with such actions.  The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information, and shall supply each other with copies of all correspondence between such or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Registration Statement or the Merger.

(b)           If, at any time prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s or the Company’s stockholders.

(c)           If, at any time prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s or the Company’s stockholders.

(d)           The Company will, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold the Company Stockholders’ Meeting for the purpose of obtaining the Company Stockholder

Approval, which meeting shall be a special meeting of the Company’s stockholders.  In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to the fiduciary duties of its Board of Directors, use its commercially reasonable best efforts (including postponing or adjourning the Company Stockholders’ Meeting to solicit additional proxies) to obtain the necessary approvals by its stockholders of this Agreement, the Merger and the other transactions contemplated hereby and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting.  Subject to Section 5.02(e), the Joint Proxy Statement shall contain the unqualified recommendation of the Company’s Board of Directors that its stockholders vote in favor of the approval and adoption of this Agreement and the Merger.

(e)           Parent will, as promptly as reasonably practicable following the execution of this Agreement, duly take all lawful action to call, give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval.  In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to the fiduciary duties of its Board of Directors, use its commercially reasonable best efforts (including postponing or adjourning the Parent Stockholders’ Meeting to solicit additional proxies) to obtain the necessary approvals by its stockholders of the Share Issuance and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting.

Section 5.05           Section 16 Matters.  Prior to the Effective Time:  (i) Parent’s Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition by any officer or director of the Company, who may become a covered person of Parent for purposes of Section 16 (together with the rules and regulations thereunder, “Section 16”) of the Exchange Act, of shares of Parent Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16; and (ii) the Company’s Board of Directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company, who is a covered person of the Company for purposes of Section 16, of shares of Company Common Stock pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.06           Public Announcements.  Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to its business operations or this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with, or regulation of, any securities exchange on which the Company Common Stock or the Parent Common Stock, as applicable, are listed, will not issue any such press release or make any such public statement prior to receiving the other party’s consent (which shall not be unreasonably withheld or delayed); provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made by Parent and the Company in compliance with this Section 5.06.

Section 5.07           Expenses and Fees.

(a)           Subject to Section 5.07(b) all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(b)           If (i) after the date of this Agreement and prior to the Company Stockholders’ Meeting, any Person publicly announces a Company Acquisition Proposal which has not been expressly and bona fide publicly withdrawn and (ii) within 12 months after the date of termination of this Agreement, the Company enters into a definitive agreement with respect to a Company Acquisition Transaction or consummates a Company Acquisition Transaction, then the Company shall pay to Parent by wire transfer of same-day funds $175,000 (the “Company Termination Fee”).

Section 5.08           Agreement to Cooperate.

(a)           The Company and Parent shall each use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, (ii) obtain from any Governmental Entity or any other third Person any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Parent or any of their Subsidiaries in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Merger, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (iv) obtain listing on the Nasdaq Capital Market for Parent Common Stock in connection with the Merger and (v) register or qualify the Share Issuance under any applicable state blue sky or securities Laws; provided, however, that nothing in this Section 5.08(a) shall require Parent or any of its Subsidiaries to agree to any material restriction, condition or obligation with respect to their respective assets, liabilities, business, operations or results of operations.  Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.  Parent and the Company shall use their reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement.  Each of Parent and the Company shall use its reasonable best efforts to obtain the opinion of Morrison & Foerster LLP required to be filed as Exhibit 8.1 to the Registration Statement, including, without limitation, providing Morrison & Foerster LLP with representation letters, dated and executed as of the dates of such opinions, in substantially the form attached hereto as Exhibits D and E.

(b)           Each of Parent and the Company shall give (or shall cause their respective Subsidiaries to give) any notices to third Persons, and use, and cause their respective Subsidiaries to use, their reasonable efforts to obtain any third Person consents related to or required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Parent Disclosure Letter or the Company Disclosure Letter, as the case may be, or (iii) required to prevent a Material Adverse Effect on Parent or a Material Adverse Effect on the Company from occurring prior to or after the Effective Time.  If any party shall fail to obtain any consent from a third Person described in this subsection (c), such party will use its reasonable efforts, and will take any such actions reasonably requested by the other party hereto, to limit the adverse affect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or that could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

(c)           Parent and the Company shall promptly (and, in any event, within 24 hours) advise the other orally and in writing of any state of facts, event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent or a Material Adverse Effect on the Company, respectively.  The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 5.09           Directors’ and Officers’ Indemnification.

(a)           Parent shall, to the fullest extent permitted by Law, and shall cause the Surviving Corporation to, honor all of the Company’s and its Subsidiaries’ obligations to indemnify the current or former directors or officers of the Company or any of its Subsidiaries, and any person who becomes an officer or director of the Company or any of its Subsidiaries, for acts or omissions by such directors and officers occurring prior to the Effective Time, whether pursuant to the Company’s or any Subsidiary’s Certification of Incorporation, bylaws, individual indemnity agreements or otherwise, and such obligations shall survive the Merger.

(b)           For a period of three years after the Effective Time, Parent shall cause to be maintained in effect the policy or policies of directors’ and officers’ liability insurance covering acts or omissions by officers and directors of the Company; provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance in excess of 200% of the annual premiums paid as of the date hereof by Parent for such insurance (such 200% amount, the “Maximum Premium”); provided, further, if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

Section 5.10           Rule 145.  The Company shall, promptly after the date hereof and prior to the mailing of the Joint Proxy Statement, deliver to Parent a list setting forth the names of all Persons the Company expects to be, at the time of the Company’s Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act.  The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list and shall supplement such list to reflect any Person that later becomes an “affiliate” of the Company for purposes of Rule 145 under the Securities Act.  The Company shall use reasonable best efforts to cause each Person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 5.10 to execute a written agreement, promptly following the date hereof, in substantially the form of Exhibit A hereto.

Section 5.11           Tax Free Merger.

(a)           Each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to cause the Merger to qualify, and shall use its commercially reasonable efforts not to, and not to permit or cause any of its Subsidiaries to, take any action that could reasonably be expected to prevent or impede the Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

(b)           Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Parent, Merger Sub and the Company shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.12           Stockholder Litigation.

(a)           In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against the Company and/or the members of the Company’s Board of Directors, the Company shall have the right to control the defense of such litigation; provided, however, that the Company shall engage Heller Ehrman LLP or such other counsel that is reasonably acceptable to Parent.  The Company shall promptly notify Parent of any such stockholder litigation brought, or threatened, against the Company and/or the members of the Company’s Board of Directors and shall provide Parent with updates and such information as Parent shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege).  The Company shall give Parent the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless Parent shall have consented in writing to such payment or settlement, which consent shall not be unreasonably withheld.

(b)           In the event a stockholder litigation related to this Agreement or the transactions contemplated hereby is brought, or threatened, against Parent and/or the members of Parent’s Board of Directors, Parent shall have the right to control the defense of such litigation; provided, however, that Parent shall engage Morrison & Foerster LLP or such other counsel that is reasonably acceptable to the Company.  Parent shall promptly notify the Company of any such stockholder litigation brought, or threatened, against Parent and/or the members of Parent’ Board of Directors and shall provide the Company with updates and such information as the Company shall reasonably request with respect to the status of the litigation and discussions between the parties thereto (unless the provision of such updates and information could reasonably be expected to result in a loss of attorney-client privilege).  Parent shall give the Company the opportunity to participate in the defense of and settlement discussions with respect to such litigation and shall not make any payment or settlement offer prior to the Effective Time with respect to any such litigation unless the Company shall have consented in writing in such payment or settlement, which consent shall not be unreasonably withheld.

Section 5.13           Board of Directors.  At or prior to the Effective Time, the Board of Directors of Parent shall take all action necessary so that, effective immediately following the Effective Time, (i) the size of the Parent Board of Directors shall be increased to six (6) directors; and (ii) Parent shall recommend to Parent’s Nominating and Corporate Governance Committee that such seat shall be filled by an individual to be identified prior to the Closing Date, who shall be reasonably acceptable to Parent.

Section 5.14           Further Assurances.  Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01           Conditions to the Obligations of Each Party.  The respective obligations of each party to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions:

(a)           (i) The Company shall have obtained the Company Stockholder Approval and (ii) Parent shall have obtained the Parent Stockholder Approval;

(b)           All consents, approvals, orders or authorizations from, and all material declarations, filings and registrations with, any Governmental Entity, required to consummate the Merger and the other transactions contemplated by this Agreement shall have been obtained or made, except for such consents, approvals, orders, authorizations, material declarations, filings and registrations, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent (for purposes of this clause, after giving effect to the Merger);

(c)           The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(d)           The Share Issuance shall have been registered or qualified under the securities or blue sky Laws of any jurisdiction where such registration or qualification is required, pursuant to Section 5.04(a) and Section 5.08(a);

(e)           MedCap Capital Partners L.P. and MedCap Master Fund L.P. shall have entered into voting agreements with Parent and the Company in substantially the form attached hereto as Exhibit B and Exhibit C, respectively; and

(f)            There shall not be pending any suit, action or proceeding by any Governmental Entity in any court of competent jurisdiction seeking to prohibit the consummation of the Merger or any other transaction contemplated by this Agreement or that would otherwise cause a Material Adverse Effect on the Company or Parent.

Section 6.02           Conditions to the Obligations of Parent.  The obligation of Parent to consummate the Merger is subject to the satisfaction of the following further conditions:

(a)           The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)           The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the Signing Date, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect on the Company;

(c)           Parent shall have received a certificate signed by an executive officer of the Company indicating that the conditions set forth in clauses (a) and (b) of this Section 6.02 have been satisfied;

(d)           At least five (5) Business Days prior to the Closing Date, Parent shall have received a certificate, reasonably acceptable to Parent, executed on behalf of the Company by and executive officer thereof setting forth (i) the calculation of the Assumed Debt as of the Closing Date, (ii) the calculation of the Uncollected Accounts Receivable, and (iii) the number and valuation of any Surviving Warrants, calculated pursuant to Section 2.02.  Such certificate shall, to the extent applicable, be updated by the Company on or prior to the Closing Date to reflect the actual amounts on such date; and

(e)           Effective demands under Section 262 of the DGCL shall not have been received by the Company with respect to more than 4.0% of the outstanding shares of Company Common Stock.

Section 6.03           Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is subject to the satisfaction of the following:

(a)           Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)           The representations and warranties of Parent contained in this Agreement shall be true and correct at and as of the Signing Date, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Material Adverse Effect on Parent; and

(c)           The Company shall have received a certificate signed by an executive officer of Parent indicating that the conditions set forth in clauses (a) and (b) of this Section 6.03 have been satisfied.

ARTICLE VII

TERMINATION

Section 7.01           Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company and/or Parent):

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)            if the Merger has not been consummated on or before December 31, 2006 (such date, as it may be extended under clause (A) of this paragraph, the “Termination Date”);

(ii)           if, upon a vote at a duly held meeting (or at any adjournment or postponement thereof) to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained; or

(iii)          if, upon a vote at a duly held meeting (or at any adjournment or postponement thereof) to obtain the Parent Stockholder Approval, the Parent Stockholder Approval is not obtained;

(c)           by Parent, if there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured prior to the Termination Date; provided that Parent shall have given the Company written notice, delivered at least ten (10) Business Days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c) and the basis for such termination;

(d)           by the Company, if there has been a material breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement that cannot be cured prior to the Termination Date; provided that the Company shall have given Parent written notice, delivered at least ten (10) Business Days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination; or

(e)           by Parent, if (i) the Company’s Board of Directors shall have effected a Company Change of Recommendation or resolved to do so; (ii) the Company’s Board of Directors shall have approved or recommended to the Company’s stockholders a Company Acquisition Proposal or resolved to do so; (iii) a tender offer or exchange offer for shares of Company Common Stock is commenced (other than by Parent or any of its Affiliates) and the Company’s Board of Directors recommends that the Company’s stockholders tender their shares in such tender or exchange offer or such Board of Directors fails to recommend that the Company’s stockholders reject such tender or exchange offer within ten (10) Business Days after receipt of Parent’s request to do so; or (iv) for any reason the Company fails to call, hold or convene the Company Stockholders’ Meeting on or before the fifth Business Day prior to the Termination Date; provided that (A) Parent’s right to terminate this Agreement under clause (iv) shall not be available if at such time (y) the Company would be entitled to terminate this Agreement under Sections 7.01(b)(ii) or (d), or (z) the conditions set forth in Sections 6.01 or 6.02 shall not have been satisfied, and (B) with respect to clauses (i) and (ii), it being understood that neither disclosure of any competing proposal that is not being recommended by the Company’s Board of Directors nor disclosure of any facts or circumstances, together with a statement that the Company’s Board of Directors continues to recommend approval of this Agreement and the Merger, shall be considered to be a Company Change of Recommendation.

The party desiring to terminate this Agreement pursuant to Section 7.01 (other than pursuant to Section 7.01(a)) shall give written notice of such termination to the other parties.

Section 7.02           Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company prior to the Effective Time pursuant to the provisions of Section 7.01, this Agreement shall forthwith become void, and there shall be no Liability or further obligation on the part of Parent, the Company or Merger Sub or their respective officers or directors (except as set forth in Sections 5.09 and Article VIII, all of which shall survive the termination).  Nothing in this Section 7.02 shall relieve any party from Liability for any willful and material breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01           Non-Survival of Representations and Warranties.  No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 8.02           Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (i) upon personal delivery, (ii) one (1) Business Day after being sent via a nationally recognized overnight courier service if overnight courier service is requested or (iii) upon receipt of electronic or other confirmation of transmission if sent via facsimile, in each case at the addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice) set forth below:

If to Parent, to:

Crdentia Corp.
5001 LBJ Freeway, Suite 850
Dallas, Texas 75244

Attention:  Chief Financial Officer

with copies to:

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100
San Diego, California 92130
Attention:  Steven G. Rowles, Esq.

If to the Company, to:

iVOW, Inc.
11455 El Camino Real, Suite 140

San Diego, California 92130
Attention:  Chief Executive Officer

with copies to:
Heller Ehrman LLP

4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
Attention: Michael Kagnoff, Esq.

Section 8.03           Defined Terms.

(a)           For purposes of this Agreement:

“Action” means any claim, suit, action, proceeding or investigation.

An “Affiliate” of any Person shall mean another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

“Business Day” means any day, other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Los Angeles, California.

“Company Acquisition Proposal” means any offer or proposal with respect to a potential or proposed the Company Acquisition Transaction.

“Company Acquisition Transaction” means any (a) merger, consolidation, business combination or similar transaction involving the Company or any of its Significant Subsidiaries pursuant to which the stockholders of the Company immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale, lease, exclusive license or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, joint venture or otherwise of assets of the Company or its Subsidiaries representing 15% or more of the consolidated assets of the Company and its Subsidiaries, (c) issuance, sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the voting power of the Company, (d) transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Merger).

“Company Benefit Plans” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Company ERISA Affiliate Plan” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of any ERISA Affiliate of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or contributed to by any ERISA Affiliate of the Company or any of its Subsidiaries or to which any ERISA Affiliate of the Company or any of its Subsidiaries contributes or is obligated to contribute or with respect to which any ERISA Affiliate of the Company or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Company Superior Proposal” means an unsolicited, bona fide written offer made by a Company Potential Acquiror to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that are more favorable to the Company’s stockholders than the terms of the Merger, taking into account, among other matters, all legal, financial, regulatory and other aspects of such offer and the Company Potential Acquiror, including (i) the likelihood and timing of consummation, (ii) any amendments to or modifications of this Agreement that Parent has offered at the time of determination and (iii) such other factors deemed relevant by the Company’s Board of Directors.

“Confidentiality Agreement” means that certain Non-Disclosure and Confidentiality Agreement, dated as of August 2l, 2006, by and between Parent and the Company.

“Contract” means any agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, covenants not to sue, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any company is a party or to which any of the assets of the companies are subject, whether oral or written, express or implied (each, including all amendments thereto).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 52 or 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Environmental Law(s)” means any and all applicable international, federal, state, or local Laws or rule of common Law, permits, restrictions and licenses, which (i) regulate or relate to the protection or clean up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of Persons or property, including without limitation protection of the health and safety of employees; or (ii) impose liability or responsibility with respect to any of the foregoing, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any material permit, license, authorization or approval required under applicable Environmental Laws.

“Exchange Act” means the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any foreign, federal, state, local or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority.

“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including without limitation, any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign and domestic, including (i) patents, patent applications, statutory invention certificates, copyrights, mask works, industrial designs, URLs, domain names, trademarks, service marks, logotypes,  brand names, trade dress and trade names, (ii) all rights in, applications for, registrations of any of the foregoing, (iii) moral rights, rights to use a natural person’s name and likeness, publicity rights, (iv) trade secrets, confidential information, inventions, discoveries, improvements, modifications, know-how, techniques, methods, data, embodied or disclosed in any computer programs; product specifications; manufacturing, assembly, testing, clinical trials, patient surveys, physician surveys, surgical methods, educational programs, and (v) all good will related to any of the foregoing.

“IRS” means Internal Revenue Service.

“Knowledge” shall mean (i) the actual knowledge of the executive officers of the Company or Parent, as the case may be, or (ii) the actual knowledge such persons would have after reasonable inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree, treaty, convention, compact, protocol or arbitration award or finding.

“Liability” or “Liabilities” mean any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Liens” means any mortgage, deed of trust, deed to secure debt, title retention agreement, pledge, lien, encumbrance, security interest, conditional or installment sale agreement, charge or other claims of third parties of any kind.

“Material Adverse Effect” shall mean any change, event, development or effect that is materially adverse to the business or financial condition of the respective party and its Subsidiary, taken as a whole (excluding in the case of the Company and its Subsidiaries any changes, events, developments or effects relating to the closing of its bariatric services and consulting business), or that prevents the affected party from fulfilling its obligation to consummate the Merger; provided, that no change, event, development or effect shall be deemed to be material unless it has a negative financial impact of at least $125,000.

 “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

“Nasdaq” means The NASDAQ Stock Market.

“Parent Benefit Plans” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of Parent or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, or with respect to which Parent or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Parent ERISA Affiliate Plan” shall mean each material employee benefit plan, program or policy providing benefits to any current or former employee, officer or director of any ERISA Affiliate of Parent or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or contributed to by any ERISA Affiliate of Parent or any of its Subsidiaries or to which any ERISA Affiliate of Parent or any of its Subsidiaries contributes or is obligated to contribute or with respect to which any ERISA Affiliate of Parent or any of its Subsidiaries has or may have any Liability or obligations, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA or any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit or similar arrangement, agreement, plan, program or policy.

“Parent Stock Option” means any option to purchase Parent Common Stock granted under the Parent Stock Plans or otherwise.

“Parent Stock Plans” means Parent’s 2004 Stock Incentive Plan and any other plan or arrangement under which Parent grants equity-based awards.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder).

“Share Issuance” means the issuance of Parent Common Stock pursuant to Section 2.01(a)(i).

“Significant Subsidiary” shall mean as such term is defined in Rule 1-02 of Regulation S-X of the Exchange Act.

“SOX” means the Sarbanes-Oxley Act of 2002.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” or “Taxes” means all taxes of whatever kind or nature, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, estimated, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity or Tax authority (domestic or foreign).

“Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes or required to be filed with any Tax authority (domestic or foreign), including any schedule or attachment thereto, and including any amendments thereof.

“Uncollected Accounts Receivable” means the accounts receivable of the Company as of the Signing Date, excluding the Company’s bad debt reserves and credit accounts receivable balance as recorded on the Company’s balance sheet, which have not been collected by the Company as of the second Business Day prior to the Closing Date.

(b)           The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Reference

Agreement	Preamble
Assumed Debt	Section 2.02
Certificate	Section 2.04(b)
Certificate of Merger	Section 1.02
Closing	Section 1.02
Closing Date	Section 1.02
Code	Preamble
Company	Preamble
Company 10-K	Section 3.06
Company 10-Q	Section 3.06
Company Change of Recommendation	Section 5.02(e)
Company Common Stock	Section 2.01(a)
Company Disclosure Letter	Article III Preamble
Company ESPP	Section 2.10
Company Financial Advisor	Section 3.12
Company Option Plan	Section 2.06
Company Preferred Stock	Section 3.02(a)
Company Potential Acquiror	Section 5.02(b)

Term	Reference

Company Purchase Rights	Section 2.10
Company Required Statutory Approvals	Section 3.04(d)
Company SEC Documents	Section 3.05(a)
Company Stock Options	Section 2.06
Company Stock Rights	Section 2.07
Company Stockholder Approval	Section 3.04(a)
Company Stockholders’ Meeting	Section 3.09
Company Superior Proposal Notice	Section 5.02(b)
Company Termination Fee	Section 5.07(b)
Company Warrant	Section 2.08
Competing Confidentiality Agreement	Section 5.02(b)(i)
Convertible Debentures	Section 4.02(a)
DGCL	Preamble
Dissenting Shares	Section 2.03
Effective Time	Section 1.02
Exchange Agent	Section 2.04(a)
Exchange Fund	Section 2.04(a)
Exchange Ratio	Section 2.01(a)(i)
Former Company Superior Proposal	Section 5.02(d)
Joint Proxy Statement	Section 3.09
Maximum Premium	Section 5.09(b)
Merger	Preamble
Merger Consideration	Section 2.01(a)(i)(A)
Merger Sub	Preamble
New Benefit Plans	Section 5.03
Parent	Preamble
Parent 10-Q	Section 4.06
Parent 10-K	Section 4.06
Parent Common Stock	Section 2.01(a)(i)
Parent Disclosure Letter	Article IV Preamble
Parent Preferred Stock	Section 4.02(a)
Parent Required Statutory Approvals	Section 4.04(d)
Parent SEC Documents	Section 4.05(a)
Parent Stockholder Approval	Section 4.04(a)
Parent Stockholders’ Meeting	Section 3.09
Registration Statement	Section 3.09
Representatives	Section 5.02(a)
Section 16	Section 5.05
Signing Date	Preamble
Surviving Corporation	Section 1.01
Surviving Warrants	Section 2.08
Termination Date	Section 7.01(b)(i)

Section 8.04           Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof.  No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.05           Miscellaneous.  This Agreement (including the documents and instruments referred to herein) shall not be assigned by operation of law or otherwise.  The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.  In addition, each of the parties hereto (a) irrevocably and unconditionally consents to submit itself to the jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action on the Court of Chancery of the State of Delaware, and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice.  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

Section 8.06           Counterparts.  This Agreement may be executed in two or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.07           Amendments; Extensions.

(a)           This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided that, after the Company Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of the Company without the further approval of such stockholders and, after the Parent Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of Parent without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)           At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; provided that after the Company Stockholder Approval has been obtained, there shall be made no waiver that by law requires further approval by stockholders of the Company without the further approval of such stockholders and after the Parent Stockholder Approval has been obtained, there shall be made no waiver that by law requires further approval by stockholders of Parent without the further approval of such stockholders.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.08           Entire Agreement.  This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter), the Interim Management Letter dated of even date herewith by and among Parent and the Company, and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder except for the provisions of Section 5.09, which are intended for the benefit of the Company’s former and present officers and directors and Article I hereof.

Section 8.09           Severability.  If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

Section 8.10           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

Section 8.11           Disclosure.  Any matter disclosed in any section of a party’s Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent such matter on its face would reasonably be expected to be pertinent to a particular section of a party’s Disclosure Letter in light of the disclosure made in such section.  The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CRDENTIA CORP.

By:	/s/ James D. Durham
James D. Durham
Chairman of the Board and Chief Executive Officer

iVOW ACQUISITION CORP.

By:	/s/ James D. Durham
James D. Durham
President

iVOW, INC.

By:	/s/ John Lyon
Name: John Lyon
Its: Chairman of the Board

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND
REORGANIZATION]